UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

First Robinson Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
 (Title of Class of Securities)

336188-10-7
 (CUSIP Number)

December 31, 2008
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip no. 336188-10-7	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Robinson Savings Bank, N.A. 401(k) Retirement Savings Plan IRS I.D. No. 37-0867684
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federally Chartered Stock Savings Institution’s 401(k) Retirement Savings Plan organized in Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,355
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,355
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,355
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON EP

Cusip no. 336188-10-7	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Robinson Financial Corporation Employee Stock Ownership Plan IRS I.D. No. 36-4162718
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Chartered Corporation’s Employee Stock Ownership Plan organized in Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 64,708
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 64,708
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,708
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12.	TYPE OF REPORTING PERSON EP

Cusip no. 336188-10-7	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Bankers Trust Services, Inc. IRS I.D. No. 20-1171923
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 89,063
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 89,063
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,063
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%
12.	TYPE OF REPORTING PERSON BK

Cusip no. 336188-10-7	13G	Page 5 of 8 Pages

Item 1(a)	Name of Issuer: First Robinson Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices:
501 E. Main Street
P.O. Box 8598
Robinson, Illinois 62454

Item2(a)	Name of Person Filing:
First Robinson Savings Bank N.A. 401(k) Retirement Savings Plan
(“401(k)”)
First Robinson Financial Corporation Employee Stock Ownership
Plan (“ESOP”)
First Bankers Trust Services, Inc. (the “Trustee”), the trustee of
ESOP and 401(k).

Item2(b)	Address of Principal Business Office:
The business address of the 401(k) and ESOP is:
501 E. Main
P.O. Box 8598
Robinson, Illinois 62454

The business address of the Trustee is:
2321 Koch’s Lane
Quincy, Illinois 62301

Item2(c)	Citizenship:
Illinois

(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share

(e)	CUSIP Number:
36188-10-7

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

Cusip no. 336188-10-7	13G	Page 6 of 8 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

Item 4                      Ownership:

(a)           Amount beneficially owned:   89,063 shares of common stock

(b)	Percent of Class:	20.5%

(c)           Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:      0

(ii)           shared power to vote or to direct the vote:  89,063

(iii)           sole power to dispose or to direct the disposition of:   0

(iv)           shared power to dispose or to direct the disposition of:   89,063

The First Robinson Savings Bank, N.A. 401(k) Retirement Savings Plan is the tax qualified retirement plan of the bank.   It holds 24,355 shares of Common Stock (5.6% of the outstanding shares).  Pursuant to the 401(k), participants in the 401(k) are entitled to instruct the Trustee as to the voting and the disposition of the shares.

The Trustee may be deemed to beneficially own the 24,355 shares held by the 401(k).  However, the Trustee expressly disclaims beneficial ownership of all such shares.

Cusip no. 336188-10-7	13G	Page 7 of 8 Pages

The ESOP holds an aggregate of 64,708 shares of Common Stock (14.9% of the    outstanding shares).  64,708 shares have been allocated to ESOP accounts and there are no unallocated shares.  Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts.  The ESOP has sole voting and dispositive power with respect to shares held by it which have not been allocated to participant accounts.  On each issue with respect to which stockholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

The Trustee may be deemed to beneficially own the 64,708 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all such shares.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The 401(k) Plan and ESOP Plan hold all of their shares of Common Stock on behalf of the participants in such plan.  Dividends paid on shares of Common Stock, which are held in participants' accounts, are credited to their accounts.  The proceeds from the sale of shares of Common Stock, which are held in participants' accounts, are likewise credited to their accounts.    When a participant withdraws from a plan, the vested portion of the participant's account is distributed to the participant.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
See Item 4 above.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Cusip no. 336188-10-7	13G	Page 8 of 8 Pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2009

First Robinson Financial Corporation Employee Stock Ownership Plan
First Robinson Savings Bank, N.A. 401(k) Retirement Savings Plan

By: First Bankers Trust Services, Inc. as Trustee

By:	/s/ Linda Shultz

Name:	Linda Shultz

Title:	Trust Officer

First Bankers Trust Services, Inc.

By:	/s/ Linda Shultz

Name:	Linda Shultz

Title:	Trust Officer